[Chapman and Cutler LLP Letterhead]

May 22, 2019

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust

File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) relating to Innovator S&P 500 Buffer ETF – June, Innovator S&P 500 Power Buffer ETF – June and Innovator S&P 500 Ultra Buffer ETF – June, each a series of the Trust (the “Funds”). The Trust confirms that these will revisions will be incorporated into the registration statements of the other funds comprising the Innovator ETFs Defined Outcome ETF suite.

Comment 1 – General

The Commission requests that the Funds further revise the disclosure set forth in their prospectuses to further clarify the relationship between the returns provided by the S&P 500 Price Index, the value of the FLEX Options that reference the S&P 500 Price Index and the Funds’ net asset value. Specifically, please clarify that there may not be a direct correlation between a Fund’s net asset value and the S&P 500 Price Index prior to the end of an Outcome Period. Additionally, please revise the disclosure set forth in Response #1 to the Funds’ correspondence with the Commission dated May 6, 2019 to make the proposed disclosure less promissory.

Response to Comment 1

Pursuant to the Commission’s request, the Funds propose to make the following modifications to the prospectuses:

(a)     Revision of the fifth bullet on the cover of the prospectus to the following:

The Outcomes are based on the Fund’s net asset value, the per share value of the Fund’s assets (“NAV”) on the first day of the Outcome Period. The Fund’s assets will be principally composed of FLEX Options, the value of which is derived from the performance of the underlying reference asset, the S&P 500 Price Index. However, because a component of an option’s value is the number of days remaining until its expiration, the Fund’s NAV will not directly correlate on a day-to-day basis with the returns experienced by the S&P 500 Price Index. While the Fund’s investment sub-adviser generally anticipates that the Fund’s NAV will move in the same direction as the S&P 500 Price Index (meaning that the Fund’s NAV will increase if the S&P 500 Price Index experiences gains and that the Fund’s NAV will decrease if the S&P 500 Price Index experiences losses), the Fund’s NAV may not increase or decrease at the same rate as the S&P 500 Price Index. Similarly, the amount of time remaining until the end of the Outcome Period also affects the impact of the buffer on the Fund’s NAV, which may not be in full effect prior to the end of the Outcome Period. The Fund’s strategy is designed to produce the Outcomes upon the expiration of the FLEX Options on the last day of the Outcome Period. It should not be expected that the Outcomes will be provided at any point prior to that time and there is no guarantee that the Outcomes will be achieved on the last day of the Outcome Period.

(b)     Revision of the fourth paragraph of the section entitled “Principal Investment Strategies” to the following:

Additionally, as is discussed in further detail below, the value of the Fund’s FLEX Option positions will not increase or decrease at the same rate as the S&P 500 Price Index. Because a component of an option’s value is the number of days remaining until its expiration, the Fund’s NAV will not directly correlate on a day-to-day basis with the returns experienced by the S&P 500 Price Index. While the Fund’s investment sub-adviser generally anticipates that the Fund’s NAV will move in the same direction as the S&P 500 Price Index (meaning that the Fund’s NAV will increase if the S&P 500 Price Index experiences gains and that the Fund’s NAV will decrease if the S&P 500 Price Index experiences losses), the Fund’s NAV may not increase or decrease at the same rate as the S&P 500 Price Index. The strategy is designed to realize the Outcomes only on the final day of the Outcome Period.

(c)     Revision of the tenth and eleventh paragraph of the section entitled “Principal Investment Strategies” to the following:

The Outcome Period. The Outcomes sought by the Fund are based upon the Fund’s NAV on the first day of the Outcome Period. The Outcome Period begins on the day the FLEX Options are entered into and ends on the day they expire. Each FLEX Option’s value is ultimately derived from the performance of the S&P 500 Price Index during that time. Because the terms of the FLEX Options don’t change, the Cap and buffer both relate to the Fund’s NAV on the first day of the Outcome Period. A shareholder that purchases Shares after the commencement of the Outcome Period will likely have purchased Shares at a different NAV than the NAV on the first day of the Outcome Period (the NAV upon which the Outcomes are based) and may experience investment outcomes very different from those sought by the Fund. A shareholder that sells Shares prior to the end of the Outcome Period may also experience investment outcomes very different from those sought by the Fund. To achieve the Outcomes sought by the Fund for the Outcome Period, an investor must be holding Shares on the day that the Fund enters into the FLEX Options and on the day those FLEX Options expire. There is no guarantee that the Fund will be successful in its attempt to provide the Outcomes.

The Fund’s assets will be principally composed of FLEX Options, the value of which is derived from the performance of the underlying reference asset, the S&P 500 Price Index. However, because a component of an option’s value is the number of days remaining until its expiration, during the Outcome Period, the Fund’s NAV will not directly correlate on a day-to-day basis with the returns experienced by the S&P 500 Price Index. While the Fund’s investment sub-adviser generally anticipates that the Fund’s NAV will move in the same direction as the S&P 500 Price Index (meaning that the Fund’s NAV will increase if the S&P 500 Price Index experiences gains and that the Fund’s NAV will decrease if the S&P 500 Price Index experiences losses), the Fund’s NAV may not increase or decrease at the same rate as the S&P 500 Price Index. Similarly, the amount of time remaining until the end of the Outcome Period also affects the impact of the buffer on the Fund’s NAV, which may not be in full effect prior to the end of the Outcome Period. The Fund’s strategy is designed to produce the Outcomes upon the expiration of the FLEX Options on the last day of the Outcome Period and it should not be expected that the Outcomes will be provided at any point prior to that time. Taken together, this means that at the midpoint of the Outcome Period, if the S&P 500 Price Index has decreased in value by 15%, the Fund’s NAV can be expected to have decreased in value by more than 6% (because the buffer is not yet in full effect), but less than 15% (because the Fund’s NAV will not correlate one-to-one with the S&P 500 Price Index and the Fund’s NAV tends not to participate fully in either S&P 500 Price Index gains or losses).

Comment 2 – Cover

Please confirm that the Funds will file an amended registration statement disclosing the final Cap within two days of the registration statement being declared effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Caps.

Response to Comment 2

Pursuant to the Commission’s request, the Funds confirm that they will file an amended registration statement disclosing the final Caps as soon as practically possible. The final Caps are not available until the market closes on the day before the launch, May 31, 2019. Accordingly, the Funds will file an amended registration statement disclosing the final Caps after 5:30 pm E.S.T. on May 31, 2019. The Funds confirm that no sales of the Funds’ shares will take place before that time.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren